UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	FS Investment Corporation IV

Address of Principal Business Office:	201 Rouse Boulevard Philadelphia, PA 19112

Telephone Number:	(215) 495-1150

Name and Address of Agent for Service of Process:	Michael C. Forman President and Chief Executive Officer FS Investment Corporation IV 201 Rouse Boulevard Philadelphia, PA 19112

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Philadelphia and the Commonwealth of Pennsylvania on the 15th day of May 2015.

FS Investment Corporation IV

/s/ Michael C. Forman
Name: Michael C. Forman
Title: President and Chief Executive Officer

Attest:	/s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Vice President, Treasurer and Secretary